SEC
Mail Processing
Section

MAR 05 2012

Washington, DC
123

[redacted]

12013650

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20

SEC FILE NUMBER
8- 68176

FORM X-17A-5

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TONG YANG ESAE CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. 52ND STREET, 25TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM YANG (646) 350-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith & Company, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, Nevada, 89052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JIM YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TONG YANG ESAE CAPITAL MARKETS, LLC, as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNY J ARIAS
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New York County
01AR6245280
MY COMMISSION EXPIRES 07/18/2015

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONG YANG ESAE CAPITAL MARKETS, LLC
(SEC Identification No. 8-68176)

Independent Registered Public Accounting Firm
AUDITORS' REPORT

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2011

TONG YANG ESAE CAPITAL MARKETS, LLC

Table of Contents

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Tong Yang Esae Capital Markets, LLC

We have audited the accompanying balance sheets of Tong Yang Esae Capital Markets, LLC as of December 31, 2011 and 2010 and the related statements of operations and comprehensive income (loss), member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tong Yang Esae Capital Markets, LLC as of December 31, 2011 and 2010 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I through IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

De Joya Griffith & Company, LLC

DeJoya Griffith & Company, LLC

Henderson, Nevada
February 23, 2012

TONG YANG ESAE CAPITAL MARKETS, LLC
BALANCE SHEETS
(AUDITED)

ASSETS

	As of December 31, 2011		As of December 31, 2010	
Current assets				
Cash	$	20,430	$	16,709
Accounts receivable		-		38,000
Other receivable		-		1,186
Marketable securities		-		140,379
Deposits		5		4,005
Total current assets		20,435		200,279
Total assets	$	20,435	$	200,279

LIABILITIES AND MEMBER'S EQUITY

	2011		2010	
Current liabilities				
Accounts payable and accrued liabilities	$	3,626	$	4,397
Total current liabilities		3,626		4,397
Total liabilities		3,626		4,397
Commitments and contingencies		-		-
Member's equity				
Member's equity		16,809		144,998
Accumulated other comprehensive income				
Unrealized gain on securities available for sale		--		50,884
Total member's equity		16,809		195,882
Total liabilities and member's equity	$	20,435	$	200,279

See Accompanying Notes to Financial Statements.

TONG YANG ESAE CAPITAL MARKETS, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(AUDITED)

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Revenues		
Fee income	$ 137,000	$ 126,000
Operating expenses		
General and administrative	64,142	35,835
Compensation	69,471	30,761
Rent	33,000	30,100
Professional fees	84,000	24,000
Total operating expenses	250,613	120,696
Other income		
Interest income	102	94
Realized gain on securities	51,629	--
Dividend income	1,979	2,488
Total other income	53,710	2,582
Net income (loss)	(59,903)	7,886
Other comprehensive income:		
Unrealized gains on securities	-	13,511
Comprehensive income (loss)	$ (59,903)	$ 21,397
Earnings per average membership units	$ (1.20)	$ 0.16
Average membership units outstanding	50,000	50,000

See Accompanying Notes to Financial Statements.

TONG YANG ESAE CAPITAL MARKETS, LLC
STATEMENT OF MEMBER'S EQUITY
(AUDITED)

	Units	Member's Equity	Accumulated Other Comprehensive Income	Total Member's Equity
Balance, December 31, 2009	50,000	$ 175,177	$ 37,373	$ 212,550
Member contributions	-	47,618	-	47,618
Member distributions	-	(85,683)	-	(85,683)
Net income	-	7,886	-	7,886
Unrealized gain on marketable securities	-	-	13,511	13,511
Balance, December 31, 2010	50,000	144,998	50,884	195,882
Member distributions	-	(68,286)	-	(68,286)
Net loss	-	(59,903)	-	(59,903)
Unrealized gain on marketable securities	-	-	(50,884)	(50,884)
Balance, December 31, 2011	50,000	$ 16,809	$ -	$ 16,809

See Accompanying Notes to Financial Statements.

TONG YANG ESAE CAPITAL MARKETS, LLC
STATEMENTS OF CASH FLOWS
(AUDITED)

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Cash flows from operating activities:		
Net income (loss)	$ (59,903)	$ 7,886
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
(Gain) on sale of marketable securities	(51,629)	--
Changes in operating assets and liabilities:		
Decrease in accounts receivable and other receivables	39,186	11,347
Decrease in deposits	4,000	3,013
(Decrease) in accounts payable and accrued liabilities	(771)	(29,460)
Net cash used by operating activities	(69,117)	(7,214)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	141,124	--
Net cash provided by investing activities	141,124	--
Cash flows from financing activities:		
Member contributions	--	47,618
Member distributions	(68,286)	(85,683)
Net cash used by financing activities	(68,286)	(38,065)
Net change in cash	3,721	(45,279)
Cash, beginning of year	16,709	61,988
Cash, end of year	$ 20,430	$ 16,709

See Accompanying Notes to Financial Statements.

TONG YANG ESAE CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
(AUDITED)

NOTE 1 – ORGANIZATION

Esae Capital Partners, LLC, a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, with Financial Industry Regulatory Authority (FINRA).

On August 2, 2011, Esae Capital Partners, LLC closed a transaction to sell 100% of its membership interests to Tong Yang Securities, Inc. ,("TYS") a Corporation organized under the laws of the Republic of Korea, and its legal name was changed to Tong Yang Esae Capital Markets, LLC (the "Company"). The Company is managed by TYS and TYS owns 100% of the membership interest in the Company and is the sole member. Previously, the Company was managed by Esae Management Group, LLC ("EMG"), a Delaware Limited Liability Company, which owned 100% of the membership interests of the Company and was the sole managing member.

In connection with its activities as a broker-dealer, the Company does not hold funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis of Presentation:

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Definition of Fiscal Year:

The Company's fiscal year-end is December 31.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents:

Cash and cash equivalents are on deposit with financial institutions without restrictions. Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition.

Fair Value Accounting for Investments in Marketable Securities:

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC ("ASC 820-10"), fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Cont'd

indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value of the Company's financial assets and liabilities which consist of cash, marketable securities, accounts payable and accrued liabilities are valued using level 1 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Revenue Recognition:

The Company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured.

Accounts Receivable:

Accounts receivable is comprised of uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The carrying amount of accounts receivable is reviewed periodically for collectability. If management determines that collection is unlikely, an allowance that reflects management's best estimate of the amounts that will not be collected is recorded. Management reviews each accounts receivable balance that exceeds 30 days from the invoice date and, based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2011 and 2010, the Company had not recorded a reserve for doubtful accounts.

Concentrations of Credit Risk:

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments.

Income Taxes:

The Company is a single member limited liability company and as a result is a "disregarded entity" for U.S. Federal, state and local income tax purposes by default. All earnings and profits are passed through to the member and are taxed based on his status. Accordingly, no provision for income taxes is made in the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Cont'd

Marketable Securities:

Marketable securities are held for an indefinite period of time and thus are classified as available-for-sale securities. Realized investment gains and losses are included in the statement of operations, as are provisions for other than temporary declines in the market value of available for-sale-securities. Unrealized gains and unrealized losses deemed to be temporary are excluded from earnings as a component of other comprehensive income. Factors considered in judging whether an impairment is other than temporary include the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value has been less than cost, the relative amount of decline, and the Company's ability and intent to hold the investment until the fair value recovers.

NOTE 3 – MARKETABLE SECURITIES

The Company recorded $0 and $13,511 of other comprehensive income associated with unrealized gains on these investments during the years ended December 31, 2011 and 2010, respectively.

The following is a summary of available-for-sale marketable securities as of December 31, 2011 and 2010:

	2011			
	Beginning Balance	**Realized Gain**	**Realized (Losses)**	**End of Year Market or Fair Value**
Equity securities	$140,379	$51,629	-	$0
Total	$140,379	$51,629	-	$0

	2010			
	Beginning Balance	**Unrealized Gain**	**Unrealized (Losses)**	**End of Year Market or Fair Value**
Equity securities	$126,867	$13,511	-	$140,379
Total	$126,867	$13,511	-	$140,379

NOTE 3 – MARKETABLE SECURITIES – Cont'd

The following is a summary of the net unrealized gains and losses as presented in Other Comprehensive Income as of December 31, 2011 and 2010:

	2011			
	Unrealized Gains	Unrealized (Losses) Short Term	Unrealized (Losses) Long Term	Other Comprehensive Income
Equity securities	$0	-	-	$0
Total	$0	-	-	$0

	2010			
	Unrealized Gains	Unrealized (Losses) Short Term	Unrealized (Losses) Long Term	Other Comprehensive Income
Equity securities	$13,511	-	-	$13,511
Total	$13,511	-	-	$13,511

Proceeds from sale of marketable securities were $141,124 and $51,629 of gains were reclassified from Other Comprehensive Income (OCI) as of December 31, 2011. There were no proceeds from sales of marketable securities in 2010.

NOTE 4 – MEMBER'S EQUITY

During the year ended December 31, 2011, the sole member did not contribute any new capital and took distributions of $68,286.

During the year ended December 31, 2010, the sole member contributed capital of $47,618 to the Company and took distributions of $85,683.

NOTE 5 – COMMITMENTS

On January 4, 2011, the Company entered into a sub-lease agreement with Tong Yang America, Inc. to rent a section of office space in New York City. The lease commenced on January 1 and ends upon 30 days written notice by either party. The total payments under the sub-lease agreement were $33,000 for the year ended December 31, 2011.

On February 20, 2009, the Company entered into a sub-lease agreement with Chicago Equity Partners to rent an office suite in New York City. The lease commenced on March 1st and expired on December 31, 2010. The total payment under the sub-lease agreement was $25,200 for the year ended December 31, 2010.

NOTE 6 – OTHER AGREEMENTS

On December 21, 2011, the Risk Management Committee of TYS approved a $1,000,000 capital increase of the Company. TYS has submitted the proposal for a capital increase to the Financial Supervisory Service ("FSS"), Korea's integrated financial regulator, for approvals. It is expected to be approved and funded by the first quarter of 2012.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $5,000 or 5% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2011, the Company has net capital, as defined, of $16,804, which was in excess of its required net capital by $11,804. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was .216 to 1 (see schedule I in supplemental information).

TONG YANG ESAE CAPITAL MARKETS, LLC
Supplemental Information to Financial Statements

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in member's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

Tong Yang Esae Capital Markets, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2011

Total member's equity qualified for net capital	$	16,809
Additions		-
Total		16,809
Deductions		
Deposits		5
Uncollateralized receivables		-
Net capital before haircuts		16,804
15c3-1(f) haircuts on securities at 15%		-
Net Capital	$	16,804
Minimum net capital required		5,000
Excess capital	$	11,804
Minimum net capital at 120%	$	6,000
Total aggregate indebtedness included in statement of financial condition	$	3,626
Ratio of aggregate indebtedness to net capital		.216 to 1

Tong Yang Esae Capital Markets, LLC

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2011

The following is a reconciliation, as of December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 16,804
Audit Adjustments:	
None	-
Audited	$ 16,804

De Joy, Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Registered Public Accounting Firm Report
On Internal Accounting Controls Required by SEC Rule 17a-5

To the Member
Tong Yang Esae Capital Markets, LLC

In planning and performing our audits of the financial statements and supplemental schedules of Tong Yang Esae Capital Markets, LLC for the years ended December 31, 2011 and 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Tong Yang Esae Capital Markets, LLC, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC

Henderson, Nevada
February 23, 2012